SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.         )*

    Luna Innovations Incorporated

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    550351100

(CUSIP Number)

    January 12, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 550351100	13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Hansen Medical, Inc. (“Hansen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5

SOLE VOTING POWER

1,247,330 shares, consisting of (i) 1,247,330 shares of the Issuer’s common stock held directly by the Reporting Person and (ii) a warrant to purchase that certain number of shares of the Issuer’s common stock, at a purchase price of $0.01 per share, such that the total number of shares issuable under the warrant, plus the 1,247,330 shares held by the Reporting Person, equal 9.9% of the Issuer’s shares of common stock outstanding (the “Warrant”). The Warrant is exercisable until January 12, 2013.

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,247,330 shares, consisting of (i) 1,247,330 shares of the Issuer’s common stock held directly by the Reporting Person and (ii) the Warrant.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 550351100	13G	Page 3 of 5

ITEM 1(A).	NAME OF ISSUER

Luna Innovations Incorporated

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1 Riverside Circle, Suite 400

Roanoke, VA 24016

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Hansen Medical, Inc., which is herein referred to as the “Reporting Person.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of the Reporting Person is:

Hansen Medical, Inc.

800 East Middlefield Road

Mountain View, CA 94063

ITEM 2(C)	CITIZENSHIP

The Reporting Person is a Delaware Corporation.

ITEM 2(D)	AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP #550351100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for Reporting Person.

CUSIP NO. 550351100	13G	Page 4 of 5

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 550351100	13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2010		Hansen Medical, Inc.

	By:	/S/ STEVEN M. VAN DICK
Steven M. Van Dick, Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)